Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.


                               Subject Company:  The South Financial Group, Inc.
                                                    Commission File No.  0-15083


                                                       THE SOUTH FINANCIAL GROUP
                                                          MODERATOR: ED MATTHEWS
                                                     JULY 17, 2002/9:00 A.M. CDT





                            THE SOUTH FINANCIAL GROUP

                                  JULY 17, 2002
                                  9:00 A.M. CDT



Coordinator                Good morning and welcome to The South Financial Group
                           Second Quarter Earnings Release  conference call. All
                           participants  will be on a listen only mode until the
                           question  and  answer  session  of  the  call.   This
                           conference  is being  recorded  at the request of The
                           South Financial Group. If you have any objections, you may disconnect at this time.

                           I would now like to introduce your conference host, Mr. Ed Matthews, Chief Financial Officer of The South Financial Group. Mr. Matthews, you may begin when ready.

E. Matthews                Thank you and good morning.  Let me remind you that a
                           number of our comments today will constitute forward-
                           looking   statements  and  are  subject  to  risk and
                           uncertainties.   These  statements will speak only as
                           of today.   We  undertake  no  obligation  to release
                           revisions to  these forward- looking statements or to
                           reflect events  and  circumstances  that  occur after
                           today. The South Financial Group's actual results may
                           differ  materially  from  those  set  forth  in  such
                           forward-looking statements.  Today's  forward-looking
                           statements  will  include,  but  are  not  limited to
                           statements  regarding  factors   which   may   affect
                           earnings, financial ratios, net interest margins, cost savings, provision for loan losses, tax rates and credit quality. Reference is made to The South
                           Financial Group's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur.

                           Today the Company's reporting net income for the second quarter is $15 million, or $0.36 per diluted share. This represents a 64% increase over second quarter of 2001 earnings per diluted share of $0.22. These quarterly results are the highest in The South Financial Group's history and represents the fifth consecutive quarterly increase.

                           Second quarter of 2002 was a relatively clean quarter, with only two non- recurring items. We had gain on the South Securities of $186,000 and we recognized a loss on one of our equity investments of $150,000, which net to $24,000 after tax. We adopted Statement of Financial Accounting Standard 142 on January 1, 2002 and we ceased amortization of goodwill. Second quarter of 2001 includes approximately $1.1 million pre-tax or $0.02 per diluted share for amortization of intangibles. They're not amortized in 2002 under Statement of Financial Accounting Standard 142.

                           The net interest margin increased slightly to 394 basis points during the quarter, from 390 basis points in the first quarter. Net interest income increased 24% from the second quarter of 2001 due to higher net interest margin and 16% growth and average earning assets. The improvement in net interest margin is primarily attributable to re-pricing maturing certificates of deposit at significantly lower rates.

                           Average loans increased at an annualized rate of 12% during the quarter and average deposits increased at an annualized rate of 4%. At June 30th the unrealized gain on securities, which is included in Accumulated Other Comprehensive Income, totaled $10.4 million.
                           Non-interest income totaled $13.5 million for the second quarter, for an increase of 15% over the first quarter of last year. The increase reflects higher customer service fees and service charges on deposit accounts, fees for investment services and merchant processing income. The increase also reflects results from our customer service and sales process, Elevate, which we implemented earlier this year.

                           Excluding non-recurring items, second quarter non-interest income declined from the previous year's quarter by $433,000. As expected, mortgage banking income declined as a result of lower servicing portfolio and the outsourcing of servicing to outside third party servicers beginning in 2002. Losses on the sale of real estate, which totaled $238,000 for the quarter, compared with a prior year gain of $398,000, also reduced non-interest income.

                           Non-interest expenses for the second quarter of 2002 totaled $38.4 million. This represents a 2% increase from the preceding quarter, which can be contributed to additional advertising expense incurred to support merchants processing and data card operations.

                           The Company's efficiency ratio for the second quarter of 2002 was 55.9% compared with 63% for the second quarter of 2001 and 57.1% for the first quarter of 2002. The provision for loan losses increased $644,000 from the second quarter a year ago. The allowance to period-end loans remained at 1.2%, and Mike Sperry, our Chief Credit Officer will address both non-accrual loans and net loan charge-offs in just a few minutes in his credit quality update.

                           During the quarter we raised approximately $51.6 million of capital from the sale of preferred shares issued by Real Estate Investment Trust, which is owned by Carolina First Bank. These securities are like those sold in 2001 and will be included as a minority interest and consolidated subsidiary on the balance sheet. In addition, last week we raised approximately $25 million in a pooled trust preferred issue.

                           Let me give you some updated assumptions to use in the second half of 2002. These assumptions include Gulf West, beginning August 31st, but do not include the associated non-recurring merger costs, which I will address in just a few minutes.

                           We expect annualized earning asset growth of approximately 8%. We still expect a slight improvement in the net interest margin of two to three basis points. We expect a quarterly provision for loan losses between $6 and $7 million, non-interest income of approximately $13.7 to $14.2 million per quarter, total non-interest expense of approximately $39.8 to $40.3 million in the third quarter, excluding merger related expenses, and dividends to minority interest and consolidated subsidiary of approximately a million dollars per quarter after tax. We will be using an effective tax rate of approximately 32.5%, assuming no realization of capital gains, which could modestly reduce that tax rate.

                           The third quarter will include merger related costs from the Gulf West merger. In addition, we have completed our valuation of goodwill and other intangible assets in connection with the adoption of FAS-142. We expect to take a $1.4 million charge in the third quarter related to the impairment of goodwill associated with Carolina First Mortgage Company.

                           Last week Gulf West shareholders approved the merger. We anticipate closing the deal at the end of August, at which time we will convert over all Gulf West operating systems. Yesterday, Gulf West reported second quarter 2002 earnings of $1.5 million or $0.18 per diluted share. These earnings increased 30% and 29% over second quarter 2001 net income and earnings per diluted share, respectively.

                           We are still confident in our ability to realize cost savings of approximately 25% of Gulf West non-interest expenses or $4 million pre-tax. We anticipate incurring merger related charges in the $15 to $17 million range. Approximately $8 million of these charges will be accounted for as additional acquisition cost resulting in additional goodwill and will include investment banker fees, legal fees, accounting fees and severance.

                           We  expect  to  incur  approximately  $3  million  in
                           equipment and software costs, which will be capitalized, and we anticipate $4 to $6 million in system conversion cost, merger related advertising, personnel training and pay to stay bonuses, which will be included in current expenses during the second half of the year.

                           At this time we anticipate booking a core deposit intangible in the $13 million range and a resulting goodwill of approximately $85 million. Both of these numbers, however, are subject to change as a result of the final valuation study.

                           I will now turn the call over to Mack and Mike Sperry to discuss more about the quarter.

M. Whittle, Jr.            A year  ago  we   said  we  would  increase  EPS each
                           quarter. That's exactly what we've done for the past five consecutive quarters. Last year we set a goal of a 14.50% ROE and a 1.25% ROA by the end of 2003.
                           Today we remain focused on achieving these goals and continuing to report steady progress.

                           This quarter's financial performance demonstrates progress in meeting our financial goals. Today we reported higher non-interest income, up 15% from last quarter, expansion in our net interest margin, improvement in our efficiency ratio to 55.9%, which is close to our internal goal by the end of this year of 55%, and decreases in both non-performing assets and net loan charge-offs.

                           At last quarter's conference call we highlighted why we believe our progress would continue. We cited two significant opportunities; increasing non-interest income through our elevated process to levels equal to our peers and bringing our credit losses back to historic levels.

                           In a moment I will provide you an update on our non-interest income, which has exceeded our expectations for the quarter. But first, I would like to ask Mike Sperry, our Chief Credit Officer, to provide an update on our credit quality measures and outlook.

M. Sperry                  Good  morning.   In  our  last  conference  call   we
                           indicated that our credit quality measures should improve in the second quarter, and I'm pleased to report that they did. Non-accrual loans declined $4.5 million from $43.5 million to $39 million, or from 1.15% to 1% of quarter end loans. Our four largest non-accruals account for $17.9 million; almost half of this total. The largest is a $17.7 million loan to a privately owned water utility.
                           We reported last quarter that this utility was under contract for sale pending regulatory approval. The approval of that sale has been granted by the governing public service commissions and we expect the sale to close and the balance of our loan to pay out some time this quarter.

                           The second largest, which is $4.5 million, is on a real estate development in Florida. We are in litigation and do not expect a resolution of this until the fourth quarter or perhaps not until the first quarter of next year.

                           The third largest is $3.8 million to a real estate investor in Florida, whose credit also in litigation, but we do expect to resolve it in the fourth quarter. The fourth largest, which is $1.9 million, is on a golf course in Florida. The owners of this property are close to signing a contract for sale and we expect this property to be sold this quarter. If the sale does occur as anticipated, our loan will pay out this quarter.
                           Our   quarter   end  loss   estimate  on  these  four
                           relationships totaled $500,000. Our total loss estimate on all non-accruing loans was $4.3 million, which is down slightly from $4.4 million last quarter. So, if we get the expected pay out on the water utility loan and the golf course loan, and if we don't have any large additions, non-accruals should decline again this quarter. Those are two big ifs, closings are often delayed and also since the economy weakened in the first quarter of last year we've had additions to non-accrual every quarter and we can obviously have one or two large ones this quarter. On balance, however, although I don't anticipate this, the total could increase slightly or we may not have as significant a reduction as we enjoyed in the second quarter.

                           Loan losses in the quarter were $4.5 million, .46% of average loans, which is down nicely from last quarter's $5.6 million and .60% of average loans. Higher than normal recovery has contributed to this improvement, but lower consumer loan losses were the primary cause. We are cautiously optimistic about the next couple of quarters. Our losses may improve slightly from the second quarter level or they might not, they might increase slightly but we do not anticipate that they will return to the first quarter's level.

                           Delinquencies also improved significantly. Loans over 30 days past due were 2.40% at the end of last year. They improved to 2.05% at the end of the first quarter and fell again to 1.61% at the second quarter end. On these same dates accruing past dues, which means past dues excluding non-accruals, declined from 1.39% to 0.93% to 0.68%. Generally, loans over 90 days past due and still accruing fell from 38 basis points to 33 basis points to 18 basis points. These ratios, of course, are higher than their historical norms, a reminder that the economy is still weak, but this trend is very encouraging.

                           In short, we had a good quarter. We may have turned the corner, however, lest you attempted to read too much into that comment, I close with a caveat relating to the near term outlook.

                           Recent developments on Wall Street are a signal that the recession may not be over. In the markets where we lend money, businesses continue to struggle with lower revenues and consumers continue to worry about keeping their jobs. While we have reason to anticipate continued improvement, the better business climate we need to sustain a trend of steady improvement is just not yet evident.

                           With that, I'll turn it back to Mike.

M. Sperry                  As you  can  see, our strategies are in place and are
                           working.  This  morning I want to highlight the steps
                           we've  taken  to  position  our company for long term
                           superior performance.  As  you  may  recall, the year
                           2000  was  a  building  year  for  us.  We  put a new
                           management team in place. We put technology in place,
                           including  a  new   operating  system,  products  and
                           markets in place to build a strong foundation for our company. We can now double our current size with this leadership and technology we already have on board. We are ready and the structure is in place to do that. That's why, if you track our efficiency ratio from the fourth quarter of 2000, you will see a steady decline from over 70% to the 55.9% we reported today.

                           While increasing profitably, we are also working on lowering our risk profile. Our goal is to deliver consistent quarter by quarter earnings growth. We strive to maintain a neutral interest rate position, so market rate swings will not significantly impact net interest income. This quarter, we move closer to a neutral position. We have developed a credit risk management process designed to identify potential problems before they become actual problems. Our process reduces the risk of major surprises and has served us well in this economic downturn.

                           We raised capital during the quarter and increased our capital ratios, which were already above the well capitalized guidelines. Bringing our non-interest income up to peer level is our biggest performance upside. This is a low risk strategy to improve profitability and returns.

                           Elevate, our customer centered sales process is designed to yield long term sustainable benefits. We are creating a proactive customer centered sales culture for our employees by providing tools to capitalize upon what we already do quite well. We completed the initial training of Elevate in February of this year and based on our earlier results it is working. How do we know it's working? At the end of May we started a deposit campaign based on employee referrals to raise our numbers and dollars of transactions accounts. In the first month we increased transaction deposit accounts by over $57 million.

                           Also, during the quarter we begin to see line of business referrals turn into actual successful sales. We saw increases in fee income across the board, including trust, brokerage., mortgage banking, insurance, merchant processing and debt card income.

                           We operate in superior markets. Projected five-year population growth for our markets averages over twice the US median. Projected five-year per capita income growth in these same markets averages 20% higher than the US median. Our pending merger with Gulf West will add the Tampa Bay area to our Florida operation, which fits extremely well into our existing presence in Orlando and Jacksonville. The greater Tampa Bay area meets our objective of operating in the right markets. It is the second largest SMSA in the Southeast behind Atlanta. In addition, this region ranked first in the nation in new jobs created between December 2000 and December of 2001.

                           We are enthusiastic about the opportunity presented by our pending merger with Gulf West. Our merger team is well organized and energized by how well our two management teams work together. We are especially pleased by the Gulf West management talent that we will be adding to our Florida operation and the opportunity to introduce fee income products in this new market.

                           In particular, we are very appreciative of Gordon Campbell and other members of the Gulf West Senior management and the job they are currently doing. Bob Blakely has agreed to be market President for the Tampa St. Pete market and we are effectively leaving the Gulf West management team in place.

                           I do want to stress that the merger enhances our plans to meet the profitability targets and to achieve the ROA and ROE goals we set for the end of 2003. We remain confident that we will achieve a financial impact that is immediately accretive to our earnings. Everyone involved at both The South
                           Financial Group and Gulf West understands the importance of realizing the cost savings of $4 million pre-tax and executing this merger with a positive financial impact.

                           The second quarter of this year was an excellent quarter for us. We are pleased with the progress we're making and with the organization we've built. We have solid positions in high growth markets and revenue growth opportunities are enhanced by our Elevate process. We are on track to achieve our ROA and ROE goals by the end of 2003, however, these goals are interim steps, not a final goal. We are not resting on the laurels of this quarter, we remain committed to making The South Financial Group a top performer in comparison with our peer group.

                           And with that I would like to open it up for questions.

Coordinator                We  have  a  question  from  Jeff  Davis from Midwest
                           Research.

J. Davis Good morning, good quarter gentlemen. A couple of questions I had to bounce a way for a moment, so if you covered it, I apologize. Mike or Mack, first if you could give us a little more color on the loan growth we saw on ... quarter, at least on the average balances? Since we are not seeing it elsewhere around the country, though we are certainly seeing the follow through on improvement and credit quality. Then Ed, I would like to come back to you on the merger charges again.

M. Sperry                  I can talk about loan growth.

J. Davis                   Okay, that's fine.

M. Sperry                  Total loans grew point to point for the quarter, $135
                           million; $73 million of that, a little over half, was
                           in consumer loans.  Most of that was in equity lines.
                           We grew equity lines $60 million in the quarter. That
                           is a significant  growth  in that particular product.
                           It's a combination of two things.  One, the fact that
                           we've   enhanced   the   product   to  make  it  more
                           competitive this  quarter and also as Mack mentioned,
                           the Elevate  process  has  energized the referrals in
                           that   process,  so  it's  a  direct  result  of  the
                           combination of those two things.

                           The growth in commercial loans was about $63 million. It's split kind of half and half between Florida and South Carolina and there are really only two key contributors to that; one, is that we had some funding of construction loans that were approved in the fourth quarter of last year and the first quarter of this year that came to fruition in this quarter and secondly, we continue to be very selective of course, but we continue to get opportunities to take whole relationships away from merging banks in our market, the Wachovia/First Union merger. So, those are the things that contributed to a little bit higher than what we expected ... growth.

M. Whittle                 Jeff, I think we'll  continue  to  see  opportunities
                           from the Wachovia/First Union merger, especially in the South Carolina market as we go through the balance of the year.

J. Davis                   Then Mike, on the equity lines, that's all originated
                           through  your   system;   there  are   no   wholesale
                           purchases, right?

M. Sperry                  That's correct.

J. Davis                   In  the enhancement,  I  noticed  a  Tennessee   bank
                           offering home equity lines at 2.9%. Are you doing anything that low?

M. Sperry                  No, ours was not rate related.  It  was more in terms
                           of repayment terms, interest...loans for five years, and things of that nature. Our rates are normal market rates.

J. Davis Ed, can I get you to walk us through the merger charges again, what's going to be capitalized, what we're going to expense, etc.?

E. Matthews                Okay, Jeff we're going to have $15 to $17 million and
                           that's an all-inclusive merger charge.

J. Davis                   Okay.

E. Matthews                Okay, as the $15  to  $17 million,  about  $8 million
                           will be included as additional acquisition cost and as a result will be included in goodwill.

J. Davis                   We are going to capitalize?

E. Matthews                And that $8  million are the investment banking fees,
                           legal accounting fees, and severance.

J. Davis                   Okay, that's fine.

E. Matthews                Okay,   you've  got  about  $3  million  in equipment
                           upgrades, software  upgrades,  and  conversion  costs
                           there.  That $3 million will be  capitalized as  FF&E
                           and  depreciated   over  its  respective  term.   The
                           balance, which is $4 to $6 million, will be for advertising, personnel training, pay to stay bonuses and that will be included during the second half of the year.

J. Davis                   That is expense?

E. Matthews                That will be current expense.

J. Davis                   Okay.

Coordinator                Our next question comes from Todd Hagerman.

T. Hagerman                Good  morning.  If I could just follow up on   Jeff's
                           earlier question on loan growth. Can you talk a little bit more, just on the commercial side, you guys have had pretty good growth in the commercial now in a couple of quarters. Can you talk a little bit about just the middle market customer as well as the syndicated portfolio a little bit in terms of, are you seeing any, is the pipeline building there?
                           Is there any growth that's coming out of those two segments?

E. Matthews                I'll lead out on that,  Mike.  There are two   things
                           going  on.  Obviously,  the  old  Wachovia  had   the
                           largest deposit market share in South Carolina and they are the largest financial institution in all of these major markets that we talk about in South
                           Carolina. With First Union making that acquisition, a lot of those old customers are now looking for other opportunities to do banking. These are the old South
                           Carolina National Bank customers that Wachovia bought back in 1992.

                           In addition to that, there's been a change in the middle market strategy of Bank of America and they have abandoned a number of the markets ... They have removed commercial lenders from a number of markets in South Carolina. As a result of that, we picked up a substantial amount of what we call middle market commercial customers. Those are companies typically with $50 million in sales and under, but they have taken commercial lenders out of any market that has a population of less than 50,000 people and we have seen some real old line South Carolina companies that have come to us, as a result of that.

                           Mike, do you want to add to that?

M. Sperry                  The only  thing  I  would  add is, he asked about the
                           syndication approval. We don't do a great deal of that kind of lending.

J. Davis                   Right.

M. Sperry                  We do have 10 or 12 share national credits. The total
                           commitment outstanding on that portfolio is  $110  to
                           $120   million,   something   on   that   range.  The
                           outstanding is less than half that. We have added probably three or four of those this year. We started last year with about eight and now we've got 12, I think. They're not all closed yet, but again those have come primarily from people who were with those other banks and have asked us to take them out.

J. Davis Right, that $110 million you say, how does that compare to a year ago?

M. Sperry                  It was probably $70 million a year ago.

M. Whittle                 These  are in  most  cases,  in  all  cases,  they're
                           South Carolina based companies. They're companies that have headquarters in South Carolina or have a major presence in the markets that we're in. These are not blind credits that we don't know anything about.

J. Davis                   Sure.

M. Sperry                  Our   criteria  is that they have to be headquartered
                           in South Carolina,  the pricing has to be  attractive
                           compared to other  alternatives,  the management  has
                           to be accessible to us, so we can go meet with  them.
                           We don't do one of these,  unless I  personally  meet
                           with   them   and  they  have  to be in industries we
                           understand.

M. Whittle                 This  would be similar to what used to be called  the
                           National  Credit  Market  in some of the   commercial
                           banks that most of us work in. They are national credits, but they have a very strong local presence and in most cases have a corporate or regional headquarters in South Carolina.

Coordinator                Our next question comes from  John Kline from Sandler
                           O'Neil.

J. Kline Congratulations on a really good quarter guys. Just a couple of clarifications, on the mortgage banking charge that you mentioned Ed, was that $1.4 million?

E. Matthews                I believe that's correct.

J. Kline Could you just expand on that? You're exiting the business or...?

E. Matthews                No,  you  are  talking  about  what's included in the
                           goodwill number in merger charges? I'm sorry, the impairment. I'm with you.

J. Kline I just wasn't clear on that. I was trying to keep up with you. What is that? Was that this quarter or is that expected for next quarter?

E. Matthews                Okay,  it's  in  connection,  it will  be  in   third
                           quarter.  Let me talk  about that  for just a minute.
                           The $1.4  million is  goodwill  that we have recorded
                           associated with  our  mortgage  company.  With    the
                           adoption of FAS-142, it was adopted on January 1st, so we seized amortization of goodwill. You have until June 30th to assess rather or not you have impairment and under FAS-142 you have until the end of this year to record that impairment.

J. Kline                   Got you.

E. Matthews                We're  planning to record that in  the  third quarter
                           and that impairment is $1.4 million, but with this adoption of 142 it's a little bit different, in that it will not show up in our third quarter numbers.
                           It will be reported in our year to date number, but not in our third quarter number.

J. Kline                   Okay.

E. Matthews                It's   reported  on  the  income  statement  as    an
                           cumulative change in accounting principle, so if it's reported down at the bottom of the income statement.
                           You won't see it in the three months ended  September
                           30th,  but you will see it in the nine  months  ended
                           September 30th.

J. Kline Okay, great and just in your guidance you mentioned 8%. Was that earning asset growth or asset growth and is it for the balance of the year?

E. Matthews                It's earning  asset  growth  for  the  balance of the
                           year.

J. Kline                   And does that include Gulf West?

E. Matthews                No, that  does not.  The 8%, you will need to add our
                           earnings assets with Gulf West earnings assets.

J. Kline                   Great.

E. Matthews                With the 8% on top of that annualized.

J. Kline                   What's the balance of the water utility credit?

M. Sperry                  It's $7.7 million.

J. Kline                   Great, thanks a lot guys.

Coordinator                Our next question  comes  from  Gary  Tenner from Sun
                           Trust Robinson.

G. Tenner                  Hello, I  had  one  quick question, just  to clarify.
                           Looking at the  second  half  assumptions,  the   fee
                           income level of 13.7 to 14.2, was that Q3 only or was that both for Q3 and Q4?

E. Matthews                That is for Q3 only.

G. Tenner                  Okay, very good.  Thank you.

Coordinator                Our next question comes from Jeff Davis  from Midwest
                           Research.

J. Davis Ed, I got cut off. I'm sorry, the core deposit is, how much is the core deposit intangible? I know it's subject to final valuation.

E. Matthews                It's  going  to  be about  $13 million  is what we're
                           expecting.

J. Davis Okay, what's our amortization run off schedule look like roughly, Ed?

E. Matthews                Ten years...some  of  the year's digits is what we're
                           expecting.

J. Davis Okay, since I'm not quick with math, what's our first year run rate likely to be?

E. Matthews                About $2 million pre-tax.

J. Davis Okay, great. Then, on the AFS, the unrealized gain now is what, $10 million?

E. Matthews                On the securities it's $10.4 million.

J. Davis                   Okay.

E. Matthews                And the reason I bring that up is it was  negative 15
                           .... did a $25 million flip flop in our equity.

J. Davis Right, okay, are you going to do any restructuring with Gulf West?

E. Matthews                Portfolio?

J. Davis                   Yes.

E. Matthews                We  may do a little bit, I wouldn't think it would be
                           extensive.

J. Davis                   Okay.

E. Matthews                They  do not  have  that  extensive  of an investment
                           portfolio.

J. Davis Okay, I just simply ask because the treasuries got under water pretty quickly the first part of this year. I know the markets come back your way.

                           Okay and then last Ed, capital management, what, if anything, did you do this quarter and what are your plans for the balance of the year, aside from our ... capital issues.

E. Matthews                Okay, Jeff you said you stepped away, so I'm not sure
                           what...

J. Davis                   Repurchases, Ed.

E. Matthews                Repurchases, I'm  sorry, because we talked about that
                           we did some...and we also did a trust preferred. I'm not sure if you heard that.

J. Davis                   I did get that portion.

E. Matthews                Repurchases, I will not rule it out.  We may do that,
                           but if we do it will be in the fourth quarter.

J. Davis                   Okay, and none repurchased this quarter?

E. Matthews                No.

J. Davis                   Okay,   do   you   still  have  the  equity   for  it
                           outstanding?

E. Matthews                Yes, we do.

J. Davis Okay, and let's see you settled that by delivery of shares?

E. Matthews                We will settle that by  delivering of shares   and we
                           have  suspended  that, that   repurchase   has   been
                           suspended, so that will unwind, we're anticipating, in October.

J. Davis Okay, so is that a net issuance then of a million for the quarter. I guess it's a wash going back?

E. Matthews                It is. Jeff, you're  getting  into a  fairly detailed
                           calculation,  but  it's  a reflection of that million
                           shares.  When  we  settle  this thing in October, the
                           change in market price of that stock is the impact of
                           reflecting  that   in  shares   is  included  in  the
                           calculation of our diluted earnings per share.

J. Davis I will give you a follow up call, because that is more technical here.

E. Matthews                Please.

J. Davis                   Anyway, good quarter gentlemen. Thanks much.

Coordinator                Our next  question comes from Holly Clark from  Scott
                           and Stringfellow.

H. Clark Thank you and nice quarter and my questions have been answered. So thank you very much.

Coordinator                Our  next question  comes  from  Russ  Haberman  from
                           Haberman Brothers.

R. Haberman                Good morning  gentlemen,  how are you? Nice  quarter.
                           I just  wanted to ask you a quick  question regarding
                           the equity  investment.  You said you took   $150,000
                           hit.  I was just  wondering, what was that from?  Was
                           that from your  Rock  Hill  Investment?  I   happened
                           to see that  they,  excuse  my  expression,   stepped
                           into a pile of doo. One, have you been in touch with them and does that present an opportunity perhaps at some point for you?

E. Matthews                Let's dice this up just a  little  bit.  The  loss we
                           took does not reflect Rock Hill's. It's disclosed in our financial publications with the SEC, but we do have a fairly substantial ownership in Rock Hill, but the $150,000 is not. We have a small business, a lending operation, and the $150,000 is related to an investment that we have had for some time in a locally owned and operated business.

R. Haberman                As a follow up, can you tell what you know  about the
                           Rock Hill and have you been in touch with them?

E. Matthews                No and no.

M. Sperry                  We know no more than you've read in the newspaper.

R. Haberman                Okay.  Thank you.

Coordinator                I am showing no questions at this time.

E. Matthews                Thank you very much....if you will remind everyone of
                           the play back please.

Coordinator                Thank you for joining today's conference call. Should
                           you  want  to  listen   to   today's   replay,   call
                           1-800-925-3896   or  the   toll   number   which   is
                           1-402-220-4155.